

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Madeleine Cammarata
Chief Executive Officer
Green Stream Holdings Inc.
16620 Marquez Ave.
Pacific Palisades, CA 90272

      Re: Green Stream Holdings Inc.
            Form 10-12G
            Filed May 1, 2020
            File No. 000-53279

Dear Ms. Cammarata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed May 1, 2020

Part I. Description of Business, page 3

1.   We note disclosure in a risk factor on page 24 that currently issued Series B Convertible Preferred shares are, within 60 days, convertible into over 600 billion in common shares and that you do not currently have a sufficient number of authorized common shares to cover this conversion. Please clarify how you will ensure that you will have sufficient authorized common shares to issue upon conversion of the preferred shares. Additionally, please add risk factor disclosure regarding the impact of dilution once these shares are converted.

<u>Item 1A. Risk Factors, page 11</u>

2.   We note that it appears that none of your employees have experience in this field. Please add risk factor disclosure. Additionally, please add risk factor disclosure regarding your net losses to date.

<u>There are certain allegations of the existence of the number of promissory notes..., page 18</u>

3.   We note disclosure on page 34 that you are not stating that the information provided is true and correct. Please revise to remove the disclaimer, as you are responsible for information contained in your registration statement. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of the third-party supplied information.

<u>Exclusive Selection of Forum in the Bylaws, page 19</u>

4.   We note that Section *27* of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify this.

<u>Item 2. Financial Information, page 26</u>

5.   Please revise here and in the business section to provide the information requested by Items101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your net losses and the going concern opinion. Please disclose how you will meet your financial obligations for the next twelve months. We may have further comments.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29</u>

6.   We note your disclosure that states: "the persons listed below have sole voting power... except to the extent that power may be shared with a spouse." Where any person listed in the table shares voting or dispositive power with a spouse or any other person, please name that other person in the table and describe the nature of the shared beneficial ownership. Please see Instruction 5 to Item 403 of Regulation S-K regarding disclosure of shared beneficial ownership.

<u>Item 5. Directors and Executive Officers; Key Employees, page 30</u>

7.   Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity. Additionally, we note on page 30 that Michael Sheikh is identified as your CFO. Please disclose his experience, and revise your

signature page. We note that your currently identify Ms. Cammarata as the CFO on the signature page. Further, we note that you identify Mr. Ware as having significant experience with respect to the field of construction and solar development; however the description of his experience does not indicate that he has any experience in this field. Please advise or revise.

Item 8. Legal Proceedings, page 32

8.   We note that several of the purported notes detailed on page 34 have been listed more than once and that the total of the notes does not agree to the $16.4 million total disclosed in the first paragraph on page 33. Please revise your disclosure to reconcile.

Consolidated Condensed Financial Statements, page F-1

9.   Please ensure that unaudited financial statements are labeled as unaudited.

10.   Revise your balance sheets to include a balance sheet as of the end of the preceding fiscal year. Refer to Rule 10-01(c)(1) of Regulation S-X.

11.   Please tell us how the payments contemplated in Exhibits 10.1 and 10.2 have been recorded in your financial statements.

Consolidated Condensed Statements of Changes in Stockholders' Equity, page F-5

12.   We note from page 36 that you issued a total of 266,665 shares to five people pursuant to a settlement agreement on December 2, 2019. Please tell us how this issuance was recorded in your financial statements.

Consolidated Balance Sheets, page F-16

13.   We note you have revised the presentation and characterization of your fixed assets and other assets, on the face of your balance sheets and in your footnote disclosure, from what was presented in the financial statements for the same periods included in your registration statement on Form 1-A. Please tell us the reason for these changes, and revise your disclosure to more specifically describe these assets, their useful lives, and to disclose why you have not recorded any depreciation or amortization on these assets.

Notes to Consolidated Financial Statements, page F-20

14.   Please revise your footnotes to include disclosure related to the purported notes discussed on page 33. Refer to ASC 450-20-50.

Exhibits

15.   Please file any agreements evidencing the February of 2019 merger between Green Stream Finance, Inc. and Eagle Oil Holding Company and the April 2019 reorganization and related issuance of 600,000 Class B Preferred shares to Madeleine Cammarata as exhibits to Form 10-12G.

Madeleine Cammarata
Green Stream Holdings Inc.
May 28, 2020
Page 4

16.   We note that the Articles of Merger filed as Exhibit 2.2 to Form 10-12G identify Mr.
      Robert Ponce as CEO and President of Green Stream Finance, Inc., a Wyoming
      Corporation and the company through which we understand Green Stream Holdings Inc.
      conducts or intends to conduct operations. However, similar Articles of Merger filed as
      an exhibit to your Form 1-A filed September 27, 2019 identify Mr. Vincent Cammarata
      the CEO and President of this company. In each case, the Articles are marked as having
      been filed with the Wyoming Secretary of State on April 18, 2018 at 10:28 AM. Please
      explain to us the basis for this inconsistency.

General

17.   Please note that the Form 10 goes effective by lapse of time 60 days after the original
      filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our
      comments are not addressed within this 60-day time period, you may consider
      withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including
      changes responsive to our comments. If you choose not to withdraw, you will be subject
      to the reporting requirements under Section 13(a) of the Exchange Act.

18.   Please review your registration statement and revise to correct or explain inconsistencies
      throughout. By way of example:

      •   We note that you currently have no revenue and have experienced net losses. It does
          not appear that you have commenced operations based on this and your disclosure on
          page 26; however, your disclosure appears to indicate that you have engaged in
          significant operations. Please revise your disclosure to clarify and focus on what
          your anticipated business is and your current projects for which you have entered into
          agreements.
      •   Please ensure that your disclosure is clear as to what operations you perform and
          what operations will be sourced out to third parties.
      •   Please clarify whether you hold patents or whether third parties hold patents. Further,
          to the extent you intend to rely on unpatented technology, as expressed on page 22,
          please clarify in an appropriate place whether you anticipate seeking patents for such
          technology.
      •   Please revise your disclosure to identify all third parties with which you are working
          to further your business plan. To the extent you have entered into agreements with
          third parties or you have entered into agreements regarding current projects, please
          file these agreements in accordance with Item 601(b)(10) of Regulation S-K.
      •   We note your disclosure on page 6 that you intend to rent between 50,000 to 100,000
          square feet of rooftop space. Please advise how this is consistent with your intention
          to build solar spaces/greenhouses on buildings owned by others and receive payment
          or fees from these entities. To the extent you have entered into agreements, please
          file these agreements.

19. We note your disclosure on page 6 regarding anticipating a 20 percent return over 20 years and your disclosure on page 8 referencing a net 8% income on cash invested and a 12 percent return on investment. Please note that you must have a reasonable basis for any projections included in your filing. Please see Item 10(b) of Regulation S-K. As the company has a very limited operating history, net losses to date, and a going concern opinion, it appears unlikely that it would have a reasonable basis for these projections. Please provide your reasonable basis or remove the projections.

20. We note that you have provided disclosure that does not appear relevant or is inconsistent to this registration statement. For example only, we note the following:
    • You are registering a class of securities under the Exchange Act by means of this Form 10-12G, rather than the offer and sale of securities; however, throughout the document you reference proceeds from an offering.
    • On page 9, you reference manufacturing your product; however, on page 12 you state that you do not design or manufacture your own products.
    • On page 10, you reference your past experience; however, on page 26, you state that you have not commenced operations.
    • We note that your risk factor on page 22 refers to the reputation of companies in the world-class yacht sales industry.
    • On page 37, your disclosure references the Colorado Business Corporation Act. We note that you are incorporated in Wyoming.
    Please review your disclosure and revise to remove disclosure that is not pertinent to your registration statement and revise to ensure consistency.

21. Please ensure that you disclose all subsidiaries and disclose the significant employees of those subsidiaries in accordance with Item 401(c) of Regulation S-K. We note that you have at least two subsidiaries based on the following article: https://www.itbusinessnet.com/2020/04/green-stream-holdings-issues-corporate-update-on-west-coast-expansion-as-solar-gets-essential-service-status-in-California/. Further, based on disclosure, we understand that Green Stream Holdings, Inc. is a holding company that intends to conduct its business through its subsidiary, Green Stream Finance, Inc. According to the Articles of Merger for the redomiciliation of Green Stream Finance, Inc. from Delaware to Wyoming in 2018, Mr. Vincent Cammarata and/or Mr. Robert Ponce serve as CEO and President of Green Stream Finance, Inc. Please include disclosure required by Items 401 and 402 of Regulation S-K regarding Mr. Cammarata and Mr. Ponce as significant employees, including any family relationships between Vincent and Madeleine Cammarata or any other officers and directors, or tell us why you believe disclosure is not required. In addition, please ensure that your description of these subsidiary entities discloses their intended operations.

22. We note your disclosure on page 18 that you may have conflicts of interests. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Jonathan Leinwand, Esq.